UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dermira, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L104

(CUSIP Number)

Copies to:

Michael J. Harrington

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Tel: (317) 276-2000

Raymond O. Gietz

Matthew J. Gilroy

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons ELI LILLY AND COMPANY
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization INDIANA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 7,057,984* (See Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,057,984* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 5)
14	Type of Reporting Person CO

*

Pursuant to the Tender and Support Agreements described in Item 4 below, Eli Lilly and Company may be deemed to have beneficial ownership of 7,057,984 shares of common stock, (options exercisable within 60 days), par value $0.001 per share, of Dermira, Inc. issued and outstanding as of January 9, 2020, as set forth in the Merger Agreement described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eli Lilly and Company that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	Names of Reporting Persons BALD EAGLE ACQUISITION CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 7,057,984* (See Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,057,984* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 5)
14	Type of Reporting Person CO

*

Pursuant to the Tender and Support Agreements described in Item 4 below, Bald Eagle Acquisition Corporation may be deemed to have beneficial ownership of 7,057,984 shares of common stock (options exercisable within 60 days), par value $0.001 per share, of Dermira, Inc. issued and outstanding as of January 9, 2020, as set forth in the Merger Agreement described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bald Eagle Acquisition Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement relates to the Common Stock, (options exercisable within 60 days), par value $0.001 per share (the “Shares”), issued by Dermira, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 275 Middlefield Road, Suite 150, Menlo Park, CA 94025.

Item 2. Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Exchange Act, by Eli Lilly and Company, an Indiana corporation (“Lilly”), and Bald Eagle Acquisition Corporation, a Delaware corporation and a direct or indirect wholly-owned subsidiary of Lilly (“Merger Sub” and, together with Lilly, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is Lilly Corporate Center, Indianapolis, Indiana 46285. The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $1.1 billion, plus related fees and expenses. The Reporting Persons expect to fund these payments out of cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender and Support Agreement (defined below).

On January 10, 2020, Lilly, the Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Lilly has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the Shares, at a price of $18.75 per share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes.. The obligations of Merger Sub to, and of Lilly to cause Merger Sub to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including (i) a majority of shares of the Issuer common stock then outstanding being tendered in the Offer, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the accuracy of the Issuer’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect, as defined in the Merger Agreement), (iv) the Issuer’s performance in all material respects of its obligations under the Merger Agreement and (v) the other conditions set forth in Exhibit A to the Merger Agreement as of one minute after 11:59 p.m., Eastern time, on the date that is 20 business days following the commencement date of the Offer unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Lilly (the “Surviving Corporation”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and subject to any required tax withholding.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each Issuer stock option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the Effective Time, each Issuer stock option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of Issuer common stock underlying such Issuer stock option by (ii) the number of shares of Issuer common stock underlying such Issuer stock option (such amount, the “Issuer Stock Option Cash Consideration”). Any Issuer stock option that has an exercise price that equals or exceeds the Merger Consideration shall be canceled for no consideration. Lilly shall cause the Surviving Corporation to pay the Issuer Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each restricted stock unit of the Company granted under a Company stock plan or as a non-plan inducement award (a “Company RSU”) that is then outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Company RSU that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of shares of Company Common Stock underlying such Company RSU (the “Company RSU Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Company RSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time) or at such later date as required under Section 409A of the Internal Revenue Code of 1986, as amended.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Lilly and Merger Sub entered into Tender and Support Agreements with (i) Bay City Capital and certain of its affiliates (collectively, the “BCC Stockholder”), dated as of January 10, 2020 (the “BCC Tender and Support Agreement”) and (ii) New Enterprise Associates and certain of its affiliates (collectively, the “NEA Stockholder”, and together with the BCC Stockholder, the “Stockholders”), dated as of January 10, 2020 (the NEA Tender and Support Agreement, and together with the BCC Tender and Support Agreement, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by it as of the date of the applicable Tender and Support Agreement or acquired by it after such date (collectively, the “Subject Shares”) no later than ten (10) business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to any Stockholder in connection with the execution and delivery of the Tender and Support Agreements.

The Stockholders have also agreed that to vote the Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender and Support Agreements, during the time that the Tender and Support Agreements are in effect. In furtherance of the Stockholders’ covenants under the Tender and Support Agreements, each Stockholder agreed to appoint Lilly as its attorney-in-fact and proxy to vote the Subject Shares against the corporate transactions described in the immediately preceding sentence.

Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Tender and Support Agreement.

Schedule B attached hereto contains the name and number of Shares beneficially held by the Stockholders (as represented to Lilly by the Stockholder).

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Lilly and Merger Sub intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of the Issuer will be amended and restated as mutually agreed upon pursuant to the Merger Agreement, (ii) the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Issuer from and after the Effective Time, except as otherwise provided pursuant to the Merger Agreement and except that references to the name of Merger Sub shall be replaced by the name of the Issuer and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers of the Issuer.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 10, 2020. A copy of the Tender and Support Agreements, listed as Exhibits 2.2 and 2.3 hereto, are incorporated by reference to Exhibits 10.1 and10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2020.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Lilly and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Lilly and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5. Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender and Support Agreements, (i) Lilly may be deemed to have the power to vote up to an aggregate of 7,057,984 Shares (as represented to Lilly by the Stockholders) against certain matters set forth in Item 4 above, and thus, Lilly may be deemed to be the beneficial owner of, in the aggregate, 7,057,984 Shares and (ii) Merger Sub may be deemed to have the power to vote up to an aggregate of 7,057,984 Shares (as represented to Merger Sub by the Stockholders) against certain matters set forth in Item 4 above, and thus, Merger Sub may be deemed to be the beneficial owner of, in the aggregate, 7,057,984 Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any Shares covered by the Tender and Support Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation and Dermira, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dermira, Inc. with the SEC on January 10, 2020).

2.2	Tender and Support Agreement, dated as of January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation and Bay City Capital and certain of its affiliates (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dermira, Inc. with the SEC on January 10, 2020).

2.3	Tender and Support Agreement, dated as of January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation and New Enterprise Associates and certain of its affiliates (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Dermira, Inc. with the SEC on January 10, 2020).

99.1	Joint Filing Agreement, dated as of January 10, 2020, by and among Eli Lilly and Company and Bald Eagle Acquisition Corporation.*

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

ELI LILLY AND COMPANY

/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

Date: January 10, 2020

BALD EAGLE ACQUISITION CORPORATION

/s/ Heather Wasserman
Name: Heather Wasserman
Title: President

SCHEDULE A

1. Eli Lilly and Company

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth below. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Lilly is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Ralph Alvarez	Director; Operating Partner, Advent International Corporation

Katherine Baicker, Ph.D.	Director; Dean, Harris School of Public Policy, University of Chicago

Carolyn R. Bertozzi, Ph.D.	Director; Anne T. and Robert M. Bass Professor of Chemistry and Professor of Chemical & Systems Biology and Radiology, Stanford University

Michael L. Eskew	Director; Retired Chairman and Chief Executive Officer, United Parcel Service, Inc.

J. Erik Fyrwald	Director; President and Chief Executive Officer, Syngenta

Jamere Jackson	Director; Chief Financial Officer, Hertz Global Holdings Inc.

William G. Kaelin, Jr., M.D.	Director; Professor, Department of Medicine, Dana-Farber Cancer Institute and Brigham and Women’s Hospital, Harvard Medical School

Juan R. Luciano	Director; Chairman and Chief Executive Officer, Archer Daniels Midland Company Citizenship: United States and Argentina

David A. Ricks	Director; Chairman and Chief Executive Officer, Eli Lilly and Company

Marschall S. Runge, M.D., Ph.D.	Director; Executive Vice President for Medical Affairs and Medical School Dean, University of Michigan

Kathi P. Seifert	Director; Retired Executive Vice President, Kimberly-Clark Corporation

Jackson P. Tai	Director; Former Vice Chairman and Chief Executive Officer, DBS Group Holdings Ltd and DBS Bank Ltd

Karen Walker	Director; Senior Vice President and Chief Marketing Officer, Intel Corporation

Executive Officers (Who Are Not Directors)

Melissa S. Barnes	Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer

Stephen F. Fry	Senior Vice President, Human Resources and Diversity

Michael J. Harrington	Senior Vice President and General Counsel

Patrik Jonsson	Senior Vice President and President, Lilly Bio-Medicines

Mike Mason	Senior Vice President and President, Lilly Diabetes

Johna L. Norton	Senior Vice President, Global Quality

Myles O’Neill	Senior Vice President and President, Manufacturing Operations

Leigh Ann Pusey	Senior Vice President, Corporate Affairs and Communications

Aarti Shah, Ph.D.	Senior Vice President and Chief Information and Digital Officer

Daniel Skovronsky, M.D., Ph.D.	Senior Vice President and Chief Scientific Officer

Joshua L. Smiley	Senior Vice President and Chief Financial Officer

Anne E. White	Senior Vice President and President, Lilly Oncology

Alfonso G. Zulueta	Senior Vice President and President, Lilly International Citizenship: Philippines

2. Bald Eagle Acquisition Corporation

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. The address of Merger Sub is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Merger Sub is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Gordon J. Brooks	Director Citizenship: United States, South Africa, and United Kingdom

Philip L Johnson	Director; Vice President and Treasurer

Heather Wasserman	Director; President

Executive Officers (Who Are Not Directors)

Bronwen Mantlo	Secretary

Katie Lodato	Vice President, Corporate Tax and Assistant Treasurer

SCHEDULE B

Stockholder	Shares Beneficially Owned(1)
New Enterprise Associates 13, L.P.	3,502,922
NEA Ventures 2011, Limited Partnership	3,727
Bay City Capital Fund, V, L.P.	3,441,075
Bay City Capital Fund V Co-Investment Fund L.P.	65,572
Bay City Capital LLC	44,688

(1)	As of January 9, 2020, as provided by the Stockholders.